December 15, 2024

Mitchell Creem
Chief Executive Officer
Pioneer Acquisition I Corp
131 Concord Street
Brooklyn, NY 11201

       Re: Pioneer Acquisition I Corp
           Draft Registration Statement on Form S-1
           Submitted November 18, 2024
           CIK No.: 0002040381
Dear Mitchell Creem:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise to clarify whether public shareholders may elect to redeem their shares if they abstain from voting. Also revise to clarify if there are other limitations on redemption rights. For example, we note your disclosure elsewhere, including on page
       41, indicating that redemptions cannot cause net tangible assets to fall below
       $5,000,001. See Item 1602(a)(2) of Regulation S-K.
2. When discussing the amount of compensation received or to be received, as required by Item 1602(a)(3) of Regulation S-K, please include the repayment of various loans to the sponsor, including a discussion of the possible issuance of private placement warrants upon conversion of up to $1,500,000 of loans at a price of $1.00 per warrant, and any compensation paid or to be paid to or securities issued or to be issued to
 December 15, 2024
Page 2

       sponsor affiliates and promoters and the price paid. Please also provide a cross-
       reference to all relevant sections in the prospectus for disclosures related to compensation, highlighted by prominent type or in another manner, as required by
       Item 1602(a)(3) of Regulation S-K.
3. Please revise your cross-reference to related dilution disclosures to highlight by prominent type or in another manner. See Item 1602(a)(4) of Regulation S-K. Also highlight your cross-reference to the risk factors section with prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.
4. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. Please also include cross-references to all related disclosures in the prospectus, highlighted by prominent type or in another manner. See Item 1602(a)(5) of Regulation S-K.
5. Where you discuss the non-managing sponsor investors' expression of interest, please revise to clarify whether their potential purchase of units in the offering is conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In addition, we note your disclosures that such investors will purchase up to 4,010,000 private placement warrants to be purchased by your "sponsor, Cantor and Odeon." Please revise to clarify whether these investors'
       warrants will all be from the 4,955,000 private placement warrants allocated to the sponsor rather than the 2,545,000 private placement warrants allocated to the underwriters.
Our Insiders and Management, page 3

6. We note that Mitchell Creem is the manager of your sponsor and has voting and dispositive power over the shares owned by Pioneer Acquisition 1 Sponsor Holdco
       LLC. We also note that the non-managing sponsor members will hold membership interests in the sponsor, and your disclosure on page 52 that all your officers and directors own individual economic interests in your sponsor. Please revise to disclose all persons or affiliated groups who have direct or indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of
       Regulation S-K.
7. Please disclose any circumstances or arrangements under which the sponsor, its affiliates and promoters, directly or indirectly have transferred or could transfer ownership of your securities or that have resulted or could result in the surrender or cancellation of such securities. Specifically, disclose whether indirect transfers of ownership of your securities could take place through the transfer of membership interests in the sponsor itself and describe any circumstances or arrangements whereby this has or may take place. See Item 1603(a)(6) of Regulation
S-K.
Prospectus Summary
Competitive Strengths, page 6

8. We refer to your statement that your management team and board "boasts a remarkable track record of identifying and sourcing blank-check transactions," and
       that their previous SPAC business combination experience demonstrate strengths. Please revise to balance your disclosures to disclose that several of the
 December 15, 2024
Page 3

       SPACs did not complete their initial public offerings, as your disclosures indicate on page 137, and that Altitude Acquisition Corp has been delisted from Nasdaq and to the extent correct, that it has not yet completed an initial business combination. On page 137, please also expand your disclosures regarding Altitude Acquisition Corp. to disclose the formation date of the SPAC and information regarding any initial business combination.
Initial Business Combination, page 9

9. We note disclosure on page 33 and elsewhere regarding payments of various fees that may be made to insiders, including your sponsor, officers, directors and their affiliates, and the amount of contemplated fees reflected in your Use of Proceeds table. Please revise your compensation table on page 10 to reference the potential payments that may be made to your sponsor, its affiliates or promoters of finder's, advisory, consulting or success fees for their services rendered prior to or in connection with the completion of the initial business combination. Please also disclose the anti-dilution adjustment of the founder shares in the table. Also describe the extent to which any compensation or securities issuance to the sponsor, its affiliates or promoters may result in a material dilution of the
purchasers    equity
       interests. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.
10. Please revise your tabular disclosure beginning on page 10 regarding transfer restrictions to identify the natural persons and entities subject to such agreements. See
       Item 1603(a)(9) of Regulation S-K.
Conflicts of Interest, page 22

11. Please expand your disclosures to describe all such actual or potential material conflicts between the sponsor, its affiliates, or promoters, and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction. For example, you should discuss potential material conflicts relating to compensation, the financial interests of the sponsor, its affiliates and promoters in completing any de-SPAC transaction within the allotted time, repayment of loans, as well as the fact that the company may pursue a de-SPAC transaction with a target that is affiliated with the sponsor, its affiliates or promoters. Please see
Item 1602(b)(7)
       and Item 1603(b) of Regulation S-K.
Ability to extend time to complete initial business combination, page 24

12. Please disclose whether security holders will have voting or redemption rights with respect to an extension. In addition, please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation
       S-K.
Expressions of interest, page 24

13. Please disclose the number of non-managing sponsor investors who have expressed an interest in purchasing units and whether you believe these purchases will affect your
 December 15, 2024
Page 4

       ability to meet Nasdaq listing requirements. Please file any agreements or forms of agreements with the non-managing sponsor investors as exhibits or advise us why they are not material.
Anticipated expenses and funding sources, page 26

14. Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation
       S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using among other sources, your shares, debt, or a combination that includes shares and debt, and that you intend to target businesses whose enterprise value is up to $2.0 billion.
Summary Financial Data, page 36

15. Please tell us why the $204,600 over-allotment liability has been included in total liabilities, as adjusted, but not included in the calculation of working capital (deficit), as adjusted.
Risk Factors
If we seek shareholder approval of our initial business combination . . . , page 47

16. Please expand your risk factor to also explain that no votes from public shares would be needed if only the holders required for quorum were to vote, as you disclose on page 20 and elsewhere, or if the non-managing sponsor investors vote in favor of the initial business combination, as you discuss on page 24. In addition, here and where similar disclosure appears, revise to discuss the incentive that such non-managing sponsor investors will have to vote in favor of the transaction. Please also add or revise the fourth summary risk factor on page 37 to explain these scenarios.
We may not be able to complete an initial business combination. . ., page 81

17. With a view towards disclosure, please state whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please expand this risk factor to discuss this information.
Dilution, page 97

18. We note your disclosure on page 59 stating that you do not have a specified maximum redemption threshold. Please reconcile this with the fact that you have limited the number of ordinary shares to be redeemed in the maximum redemption scenarios calculated on page 98. We also note that the amount paid for redemptions in the maximum redemption scenarios is based on a per share price of $10.05, while the amount paid for redemptions in other scenarios is $10 per share. Please advise.
19. We note that your calculations assume that you will not issue any ordinary shares as part of the combination consideration, and that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business
 December 15, 2024
Page 5

       combination with a target company whose enterprise value is up to $2.0 billion.
Proposed Business
Comparison of Redemption or Purchase. . ., page 127

20. We note your disclosures throughout your prospectus that your sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market transactions from public shareholders who have already elected to exercise redemption rights or submitted a proxy to vote against your initial business combination, and that the purpose of such purchases may result in the completion of your initial business combination that may not otherwise have been possible and your disclosure here that there is no limit to the prices that they may pay for such purchases. Please revise to discuss how any such purchases would comply with Rule 14e-5. Refer to Tender Offer Rules and Schedules C&DI 166.01. Notes to the Financial Statements
Note 7, page F-15

21. We note your determination that the private placement warrants meet the requirements for equity classification. Please provide us with your analysis under
       ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance is ASC 815-40. Your response should address, but not be limited to, your disclosure that "the Private
       Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees."
General

22. We note your disclosures that you have 24 months to consummate an initial business combination, but that you may hold a shareholder vote to amend such duration, "as well as to modify the substance or timing of [y]our obligation to redeem 100% of
       [y]our public shares." Please revise to clarify what you mean by this phrase and also how any such amendment will comply with the requirements of Nasdaq Rule 5101-
       2(d).
 December 15, 2024
Page 6

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Michael J. Blankenship